Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE COMPLETES ACQUISITION OF YAMANA'S CANADIAN ASSETS

Toronto (March 31, 2023) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") is pleased to announce the successful completion of the previously announced plan of arrangement (the "Arrangement") pursuant to which Agnico Eagle has acquired certain subsidiaries and partnerships which hold Yamana Gold Inc.'s ("Yamana") interests in its Canadian assets, including the Canadian Malartic mine. As part of the Arrangement, Pan American Silver Corp. has acquired all the issued and outstanding common shares of Yamana.

With the completion of the Arrangement, the Company now owns 100% of the Canadian Malartic mine, 100% of the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. Over the last 18 months, the Company has solidified its presence in the Abitibi gold belt, a region of low political risk and high geological potential, and where it has a strong competitive advantage from having operated there for over 50 years. The Company's production in the Abitibi gold belt is forecast to be approximately 1.9 million ounces to 2.1 million ounces of gold per year through 2025. In addition, the Company has the unique ability to monetize future additional mill capacity at the Canadian Malartic mine, given its extensive operations and strategic land position in the region.

The Company's 2023 production and costs guidance, which assumed 50% ownership of Canadian Malartic for the first three months of 2023 and 100% ownership for the last nine months of the year, is in line with the actual completion date of the Arrangement. For additional details on the Company's 2023 guidance please see the Company's news release dated February 16, 2023.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at March 31, 2023. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the expected gold production in the Abitibi gold belt through 2025 and the Company's ability to monetize future additional mill capacity at the Canadian Malartic mine.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2022 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2022 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC").

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. For a detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

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